Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results For Six Months

Ended March 31, 2018

BEIJING—September 21, 2018—OriginAgritech Limited (NASDAQ GS: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced its unaudited financial results for the first half of FY2018 ended March 31, 2018. Origin prepares its financial statements in accordance with United States generally accepted accounting principles (“GAAP”).

FINANCIAL RESULTS OVERVIEW

In September 2016, the Company announced its intention to sell this business for US$60 million and shareholders voted to approve the sale in April 2017. In July 2017, the Company completed the first phase of the sale of the commercial seed business and in September 2017, the Company transferred the control of Zhengzhou Branch of Beijing Origin Seed Limited(“Zhengzhou Branch”) to the Buyer.

The financial results for the first half of FY2018 include the commercial seed business operations which had not been transferred yet by the end of March 31, 2018. The Company classified the commercial seed business as a discontinued operation during this period and accordingly the comparative figures have been reclassified. The Company will discuss the continued business in the following paragraphs.

The Company did not record any revenue in the first half of FY2018 and FY2017, since the revenue income for seed business has been classified in discontinued operations.

Total operating expenses from continuing operations for the first half of FY2018 were RMB16.3 million (US$2.6 million), adecrease from RMB35.0 million for the same period in FY2017. The decrease was mainly due to the increase in other income during this period. Other income increased to RMB18.4 million (US$2.9 million) for the first half of FY2018, compared to RMB3.0 million for the same period in FY2017. Other income of first half of FY2018 mainly represented the government subsidies and rental income from Beijing Origin of RMB4.5 million (US$0.7 million) and RMB2.2 million (US$0.3 million), respectively and income from disposal of fixed assets in Shenyang of RMB6.8 million (US$1.1 million).

Loss from continuing operations for the first half of FY2018 was RMB20.4 million (US$3.2 million), compared to an operating loss of RMB38.4 million for the same period in FY2017.

Net loss attributable to the Company for the first half of FY2018 was RMB25.3 million (US$4.0 million), or net loss per basic and diluted share of RMB1.02 (US$0.16), compared to a net loss of RMB53.8 million, or net loss per basic and diluted share of RMB2.34 in the same period of prior year.

Loss from discontinued operations for the first half of FY2018 was RMB8.1 million (US$1.3 million), compared to an operating loss of RMB22.5 million for the same period in FY2017. The increase was mainly due the increase in other income during this period of FY18.

Balance Sheet

As of March 31, 2018, cash and cash equivalents of continuing operations were RMB3.8 million (US$0.6 million), anincrease of RMB0.6 million, compared with RMB3.2 million as of September 30, 2017.

The Company’s continuing operations include short-term borrowings and a current portion of long-term borrowings totaling RMB34.5 million (US$5.5 million) and long-term borrowing of RMB56.8 million (US$9.0 million) as of March 31, 2018. A decrease of RMB15.0 million, or 14.0%compared with RMB107.3 million as of September 30, 2017. The decrease was mainly due to the repayment of one short-term loan to the Bank of Communications.

As of March 31,2018, current assets of discontinued operations of RMB26.9 million (US$4.3 million) represented the balance of inventories of RMB26.9 million (US$4.3 million) and non-current assets of discontinued operations of RMB37.6 million (US$6.0 million) mainly represented the balance of land use rights of RMB5.1 million (US$0.8 million) and plant and equipment of RMB32.4 million (US$5.2 million).

As of March 31, 2018, current liabilities of discontinued operations of RMB63.7 million (US$10.1 million) mainly represented the balance of due to related parties of RMB49.3 million (US$7.8 million).

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Six Months ended March 31,
	2017	2018
	RMB	RMB	US$

Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling and marketing	—	—	—
General and administrative	(20,823)	(21,559)	(3,428)
Research and development	(17,203)	(13,131)	(2,088)
Other operating income, net	3,027	18,396	2,925
Total operating expenses	(34,999)	(16,294)	(2,591)

Loss from continuing operations	(34,999)	(16,294)	(2,591)
Interest expense	(4,768)	(4,123)	(656)
Interest income	1,417	4	1
Loss before income taxes from continuing operations	(38,350)	(20,413)	(3,246)
Income tax expense from continuing operations:
Current	—	—	—
Deferred	—	—	—
Income tax expense from continuing operations	—	—	—

Net loss from continuing operations	(38,350)	(20,413)	(3,246)

Discontinued operations:
Loss from discontinued operations	(22,520)	(8,128)	(1,293)
Income tax expense	—	—	—
Net loss from discontinued operations	(22,520)	(8,128)	(1,293)

Net loss	(60,870)	(28,541)	(4,539)
Less: Loss attributable to the non-controlling interests	(7,102)	(3,202)	(509)
Net loss attributable to Origin Agritech Limited	(53,768)	(25,339)	(4,030)
Other comprehensive loss
Net loss	(38,031)	(28,541)	(4,539)
Foreign currency translation difference	(4,903)	14,046	2,234
Comprehensive loss	(42,934)	(14,495)	(2,305)
Less: Comprehensive loss attributable to non-controlling interests	(7,102)	(3,202)	(509)
Comprehensive loss attributable to Origin Agritech Limited	(35,832)	(11,293)	(1,796)

Net lossfrom continuing operations attributable to Origin Agritech Limited per share – basic	(1.31)	(0.68)	(0.11)
Net loss attributable to Origin Agritech Limited per share – basic	(1.03)	(0.33)	(0.05)

Net loss from continuing operations attributable to Origin Agritech Limited per share – diluted	(1.31)	(0.68)	(0.11)
Net loss attributable to Origin Agritech Limited per share – diluted	(1.03)	(0.33)	(0.05)

Shares used in calculating basic and diluted net loss per share	22,969,129	24,886,436	24,886,436

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2017	9/30/2017	3/31/2018	3/31/2018
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,615	3,245	3,812	606
Restricted cash	—	—	—	—
Due from related parties	—	55,940	55,940	8,896
Advances to suppliers	6,982	5,298	6,236	992
Advances to growers	—	—	—	—
Inventories	46,780	1,223	849	135
Other current assets	1,664	1,326	1,401	223
Current assets of discontinued operations	466,746	22,027	26,886	4,276
Total current assets	524,787	89,059	95,125	15,128
Land use rights, net	19,440	13,851	11,890	1,891
Plant and equipment, net	204,590	144,832	129,958	20,667
Long-term investments	18,721	18,721	18,721	2,977
Acquired intangible assets, net	21,901	15,739	12,775	2,032
Other assets	4,308	4,196	4,440	706
Non-current assets of discontinued operations	126,310	37,742	37,555	5,972
Total assets	920,057	324,140	310,465	49,373
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	62,504	15,000	—	—
Current portion of long-term borrowings	1,000	35,504	34,504	5,487
Accounts payable	913	1,454	1,594	253
Due to growers	—	—	—	—
Due to related parties	14,954	11,592	3,069	488
Notes payable	—	8,335	—	—
Other payables and accrued expenses	31,036	31,178	26,173	4,162
Current liabilities of discontinued operations	504,297	31,041	63,708	10,131
Total current liabilities	614,704	134,104	129,048	20,521
Long-term borrowings	56,769	56,769	56,769	9,028
Other long-term liability	19,245	20,468	17,895	2,846
Non-current liabilities of discontinued operations	70,823	—	—	—
Total liabilities	761,541	211,341	203,711	32,395
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	—	—	—	—
Common stock (no par value; 60,000,000 shares authorized,
24,151,163, 24,634,503 and 29,658,350 shares issued as of March 31, 2017, September 30, 2017 and March 31, 2018, respectively;
23,173,541, 23,856,881 and 27,872,728 shares outstanding as of
March 31, 2017, September 30, 2017 and March 31, 2018, respectively)	—	—	—	—
Additional paid-in capital	408,566	411,981	420,382	66,854
Accumulated deficit	(228,931)	(258,060)	(283,352)	(45,062)
Treasury stock at cost (977,622, 777,622 and 777,622 shares
as of March 31, 2017, September 30, 2017 and March 31, 2018, respectively)	(28,652)	(22,791)	(22,791)	(3,624)
Accumulated other comprehensive loss	(16,080)	(18,821)	(4,774)	(759)
Total Origin Agritech Limited shareholders’ equity	134,903	112,309	109,466	14,409
Non-controlling interests	23,613	490	(2,712)	(431)
Total equity	158,516	112,799	106,754	16,978
Total liabilities and equity	920,057	324,140	310,465	49,373

SUBSEQUENT EVENT

On September 26, 2016, the Company entered into a Master Transaction Agreement with Beijing Shihui Agricultural Development Co., Ltd. (“Beijing Shihui”or the “Buyer”, a related party being controlled by close family members of the Company’s Chairman), formerly known as Beijing Shihui Agricultural Ltd., under which the Buyer agreed to purchase the corn seed production and distribution assets, the office building in Beijing, China,and generally the business of commercial corn seed production and sales now operated by the Company.

On July 25, 2018, the Company announced that it received the asset sale proceeds of RMB24.14 million from the first closing of the asset sale transaction from the Buyer, with this payment, the asset sale proceeds of the first phase has been fully collected and the first phase of sale is completed. The Company will work with Beijing Shihui to cancel the second phase for the sale of its commercial seed business.